Exhibit 4.8

20 March 2002

Mr V Colao	Our ref:	SRS/je/053c/1985a
Via Luini 8	Direct line:	01635 673916
20123 Milano	Direct fax:	01635 580761
Italy

Dear Mr Colao
DIRECTORSHIP OF VODAFONE GROUP PUBLIC LIMITED COMPANY

I am writing to confirm your appointment as a director of Vodafone Group Public Limited Company (the “Company”) from 1 April 2002. Without prejudice to your obligations to the Company under English law as a director of the Company, this letter sets out the terms of your appointment. This letter does not and shall not be construed as superseding, amending or otherwise adversely affecting your rights, entitlements or obligations under your Employment Agreement with Omnitel Pronto Italia S.p.A.(“Omnitel Vodafone”) dated 22 July 1996, as amended on 15 March 2002, (the “Employment Agreement”).

1.

Your appointment as director of the Company is subject to the Company’s Articles of Association and the latter will prevail in the event of any conflict between them and the terms of this letter. I enclose a copy of the Memorandum and Articles for your Information; you will note that the Articles require that directors submit themselves for re-election by shareholders periodically. In the event that you submit yourself for re-election and are not elected, your appointment as director will automatically terminate. Such termination is without prejudice to your employment rights under your Employment Agreement. You will not, however, be entitled to receive any compensation from the Company in respect of the termination of your directorship.

2.	You will not receive any separate consideration in respect of your appointment as a director of the Company in addition to your compensation under your Employment Agreement. Since you will be a director of the Company, the Remuneration Committee of the Board of the Company will determine your future remuneration, along with that of the other Company directors, in accordance with the requirements of good corporate governance, the UK Financial Services Authority’s Listing Rules and the Combined Code, a copy of the latter of which I enclose for your information.

Vodafone Group Plc
Company Secretary’s and Legal Department
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England
Telephone: +44 (0)1635 33251, Facsimile: +44 (0)1635 580857, DX 30829 Newbury 1

Registered Office: The Courtyard, 2-4 London Road, Newbury, Berkshire, England. Registered in England No. 1833679

SRS/je/053c/1985a	Page 2	20 March 2002

3.	As a director of the Company you will perform services for the Company and also for any other company in the Group and must act in the best Interests of the Company.
4.	You shall (and shall procure that your wife and dependent children shall) comply with the provisions of the Financial Services and Markets Act 2000, Criminal Justice Act 1993, the Financial Services Authority’s Model Code for Securities Transactions by Directors of Listed Companies and rules and regulations laid down by the Company from time to time in relation to such matters (I will write to you separately on those matters).
5.	In view of the sensitive and confidential nature of the Company’s business you agree that for so long as you are a director of the Company you will not, without the consent of the Board, which shall not be withheld unreasonably, be engaged or interested in any capacity in any business or with any company which is, in the reasonable opinion of the Board, competitive with the business of any company in the Group.
6.	You agree that you will not make use of, divulge or communicate to any person (save in the proper performance of your duties) any of the trade secrets or other confidential information of or relating to any company in the Group which you have received or obtained from or through the Company. This restriction shall continue to apply after the termination of your appointment without limit in point of time but shall cease to apply to information or knowledge which comes into the public domain otherwise than through your default or which shall have been received by you for a third party entitled to disclose the same to you.
7.	Upon termination of your employment with Omnitel Vodafone, howsoever arising, you shall forthwith or upon request of the Company, resign from office as a director of the Company and all other offices held by you in any other companies in the Group and your membership of any organisation acquired by virtue of your tenure of any such office, and should you fail to do so, the Company is hereby irrevocably authorised to appoint some person in your name and on your behalf to sign any documents and do anything necessary or requisite to give effect thereto.
8.	You agree that upon termination of your employment with Omnitel Vodafone or upon termination of your appointment as a director, you will immediately deliver to the Company all property belonging to the Company or any member of its Group, including all documents or other records made or compiled or acquired by you during your appointment concerning the business, finances or affairs of the Group.
9.	In this letter:
	9.1.	“Board” means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative or to whom (and to that extent) it has delegated powers for the purposes of this letter.
	9.2.	“Group” means the Company and any other company which is its subsidiary or in which the Company or any subsidiary of the Company controls not less than 25% of the voting shares (where “subsidiary” has the meaning given to it by section 736 of the Companies Act 1985).
10.	This letter shall be governed by and construed in accordance with English Law. Both parties submit to the exclusive jurisdiction of the English Courts as regards any claim or matter arising in connection with the terms of this letter.

SRS/je/053c/1985a	Page 3	20 March 2002

11.	Please acknowledge receipt and acceptance of the terms of this letter by signing the enclosed copy in front of a witness, and returning the copy to me.
Kind regards.
Yours sincerely

STEPHEN SCOTT Solicitor
Company Secretary

cc:	Memorandum & Articles of Association Combined Code

I hereby accept the appointment as a director of the Company on the terms of this letter.

Signed as a deed

In the presence of:

Witness’ Signature

Name:

Address:

Occupation:

Dr. Vittorio COLAO Via Vincenzo Monti, 32 20123 MILAN MI Milan, 22nd July 1996

Dear Sirs,

Further to our conversations, we would confirm that we are interested in your working for us as General Operations Manager for our Company, which has its head office in Milan.

We are therefore offering you the position of Manager in accordance with the current National Collective Labour Agreement for the Executives of Industrial Companies, to which we shall refer with respect to anything not stated in this letter.

Your total salary is set at Lire 400,000,000 gross per annum, divided into thirteen deferred monthly payments, and is also set in anticipation of economic improvements deriving from the renewal of the aforementioned National Collective Labour Agreement.

Your employment shall commence as soon as possible, depending on your current commitments. However, subject to the expiry of this letter, no later than 22nd August next, you must notify us of your acceptance of this offer and agree with us the exact date on which you can take up your position, returning the copy of this letter and its attachments to us, signed to indicate your acknowledgement and acceptance.

Trusting that your collaboration will be a source of mutual satisfaction, we remain,

Yours faithfully,

Omnitel Pronto Italia S.p.A.
(signed)
Ing. Silvio Scaglia

(handwritten)
For acceptance, from 1.9.96 Vitt. Col.

A01877738 / 0.0 / 01 Mar 2002

We would advise you that the documentation relating to the constitution of the Fund, its rules and regulations, and to the illustrated brochures for the various insurance policies managed by the Fund itself, is at your disposal at the secretary’s office, and will be handed over to you when you take up your position. From this you will be able to acquaint yourself with the rights and obligations deriving from your membership, which will further be completed when you sign the appropriate form, in accordance with art. 1919, paragraph 2 of the Civil Code.

In the meantime, please sign the copy of this letter to acknowledge sight of the above.

Yours faithfully,

Omnitel Pronto Italia, S.p.A.
(signature)
Ing. Silvio Scaglia

For acceptance
Vitt Col

A01877738 / 0.0 / 01 Mar 2002

Annexe No. 1

Dr. Vittorio COLAO Via Vincenzo Monti, 32 20123 MILAN MI Milan, 22nd July 1996
Dear Sir,

We would advise you that our company is a member of the Cassa Previdenza Integrativa Dirigenti Olivetti (Olivetti Executives Supplementary Welfare Fund), regulated by the company trade union agreements of 4.3.1987 and updates of these. The above-mentioned Fund provides benefits which overall are an improvement on those provided for by the Agreement of 3.10.1989 relating to capitalised supplementary welfare, and by art. 12 of the current National Collective Labour Agreement for Executives of Industrial Companies relating to insurance cover, replacing the benefits of the latter two.

Membership of the above-mentioned Fund, which is available to executives of Ing. C. Olivetti C., S.p.A. and its subsidiaries, to whom the aforementioned collective agreement applies, involves:
–	a contribution, which is equal for both the executive and the company, of 2% of salary, up to a maximum of Lire 2,500,000 per financial year;
–	all additional contribution taken from the annual funds earmarked for severance pay, equal to the value of the individual contribution;
in order to finance the supplementary welfare, plus a contribution of:
–	0.90% paid by the executive;
–	5.40% paid by the Company,
up to the maximum annual limit of Lire 60,000,000, in respect of the provisions made by the Fund in the event of death or permanent disability for reasons other than accident, howsoever caused, and occupational disease, as well as in the case of accident, howsoever caused or occupational disease.

For acceptance Vitt. Col.

A01877738 / 0.0 / 01 Mar 2002

Annexe No. 2

Dr. Vittorio COLAO Via Vincenzo Monti, 32 20123 MILAN MI Milan, 22nd July 1996

Dear Sir,

In confirmation of what you have been told verbally, we wish to advise you that for the period from the date when you are engaged until the end of the 1996 financial year, you will be given managerial incentives set out in the “Performance Targets” which will be given to you when you commence your employment with our Company; these will indicate individual and corporate reference targets, as well as the respective weights, obligations, calculation methods and valuation criteria.

With respect to the incentives for achieving the above-mentioned targets, we would inform you that these may total up to 150% of the base value.

When you receive the performance targets, as a base value for the incentive, an amount will be indicated which, in a full year, would total L.150,000,000 gross per annum. The amount accruing to you for achieving targets will be paid as soon as the results for the year are available, and is understood to include the impact on current institutes1 of law and National Collective Labour Agreements.

However, we confirm that on the basis of our mutual commitments, by way of an exception, you will be paid a proportional amount of no less than 100% of the aforementioned base value for the first twelve months.

We ask that you return the copy of this letter, signed by you to indicate your acknowledgement and acceptance.

Yours faithfully,

Omnitel Pronto Italia S.p.A.
(signature)
Ing. Silvio Scaglia

1 Translator’s note: this whole phrase is unclear – ‘istituti’ could be a typing error; the writer may have intended ‘statuti’ – statutes

A01877738 / 0.0 / 01 Mar 2002

For acceptance
Vitt. Col.

A01877738 / 0.0 / 01 Mar 2002

COVENANT OF NON-COMPETITION

In execution and according to art. 2125 of Italian Civil Code, between Omnitel Pronto Italia S.p.A. (the “Company”) –represented by its Chairman, Dott. Carlo Peretti, born in Florence, on 05.03.1930 – and Dott. Vittorio Colao, born in Brescia, on 03.10.1961, Company Chief Executive Officer

the following agreement is entered and executed

a) in case of termination for whatever reason of his employment with the Company. Dott. Vittorio Colao promises not to work, neither personally, nor through someone else, nor as an employee, nor as an occasional or permanent consultant, nor in any other manner, in favour of a direct competitor of Omnitel Pronto Italia S.p.A..

With regard to the present clause, the parties now establish that as “direct competitor” they refer to any other company which has a Public License to operate mobile telephone network in Italy;

b) the aforementioned agreement is valid for the entire Italian territory and lasts for 12 (twelve) months since the day of official resignation by Vittorio Colao.

Omnitel Pronto Italia S.P.A.

Vio Catoin. 15 20094 Corsico (Mi) Italy	Saduiogale: Via Servie. 13 10015 Ivico (TO)	Trib. Ivrea: 3008 Hon. Soc. CCIAA Turin n. 660391
Tel. +89 02.4143.3200 - Fax. +89 02.1113.3003	Capitala Sociade: 416.069.261.92.v.	Codice lise le o P.IVA 04791530019
www.omnitel.it

c) as a remuneration for the promises set forth in points a) and b), the Company recognizes Dott. Vittorio Colao the increase of gross fixed yearly salary from € 548.000,00 (in letter: Fivehundredfortyeightthousandseuro/00) to € 729.000,00 (in letter: Sevenhundredtwentyninethousandseuro/00) a year, to be paid in fourteen monthly installments;

d) during the period of validity of this covenant, Dott. Vittorio Colao promises to communicate, as he actually will do, by registered mail, the activities that he will perform and any eventual modification or variation of the said activities;

e) in the event of breach of the promises stated in the present covenant, Dott. Vittorio Colao will be obliged to promptly pay the company what he, year by year, has received as a remuneration for this covenant, while the Company reserves the right to claim damage for the exceeding damage eventually received,

Corsico, March 15, 2002

Omnitel Pronto Italia S.p.a.